Exhibit 7

CORVEX AND RELATED CALL ON COMMONWEALTH REIT (CWH) BOARD OF TRUSTEES TO CEASE DILUTIVE, VALUE DESTRUCTIVE EQUITY OFFERING AND DEBT REPURCHASE OR FACE LEGAL ACTION

Reiterate Proposal to Purchase Remaining Shares At Premium to Current Market Value if Offering Halted

NEW YORK, February 26, 2013—Corvex Management, LP and Related Fund Management, LLC, whose separately managed investment funds collectively own approximately 9.8% of the outstanding common shares of CommonWealth REIT, released the following open letter to the Company’s Board of Trustees:

CommonWealth REIT

Two Newton Place

255 Washington Street

Newton, MA 02458-1634

February 26, 2013

Dear Members of the Board of Trustees:

As you already know, Corvex Management, LP (“Corvex”) and Related Fund Management, LLC (“Related”) separately manage investment funds that collectively own approximately 9.8% of the outstanding common shares of CommonWealth REIT (“CWH” or the “Company”).

We have been shocked to learn that, notwithstanding our open letter from this morning, the Company has not yet cancelled its previously announced underwritten public offering of up to 31,050,000 common shares (including the anticipated over-allotment option). As we noted in our previous letter, we believe the proposal to raise equity when the stock trades at such a large discount to its intrinsic value – which we believe is approximately $40 per share – is preposterous, and more than anything speaks to the incredible disconnect between the goals of CWH shareholders and the Board and REIT Management & Research LLC. Moreover, the Company has yet to respond to our request to review our detailed presentation that outlines a clear path for value creation at CWH.

As such, we again demand that the Board of Trustees immediately cease this ill-advised offering, which we believe would represent a blatant destruction of shareholder value and a dereliction of your fiduciary duties. If you do not publicly announce your intent to cancel the transaction by the end of business today, we are prepared to file litigation immediately seeking to enjoin the transaction or provide for its rescission in the event that it is completed.

The Company has mentioned in its marketing meetings and calls that our first interaction with the Company was our 13D filing and we have not yet spoken with management. We reiterate our desire (outlined in our initial letter) to immediately meet with management and address the many opportunities that exist for value creation. Furthermore, management has stated that the purpose of the announced equity offering is to delever its balance sheet and improve its coverage ratios in order to appease the rating agencies and entice future tenants. We question the truthfulness of this reasoning. The Company could, for example, sell certain assets or clusters of assets that would achieve the stated objective to delever and would not be dilutive to shareholders.

As we stated in our earlier letter, Corvex and Related would also be prepared to acquire all the outstanding shares at a significant premium to even the current market value. To provide further specificity on this offer, we are initially prepared to acquire the outstanding shares at a price of $25 per share (which is a 58% premium to yesterday’s closing price of $15.85 per share), with the opportunity to meaningfully increase this offer after completing due diligence. We are also open minded to pursuing structures that enable existing like-minded shareholders to participate. However, we note that if the Company proceeds with the proposed equity offering our proposed valuation would be significantly negatively impacted. We are bewildered how the Board of Trustees could proceed down a path of a dilutive share issuance in light of these facts.

We await your response.

Sincerely,

Keith Meister

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, New York 10019

(212) 474-6700

Jeff T. Blau

Related Fund Management, LLC

60 Columbus Circle

New York, New York 10023

(212) 421-5333

About Corvex Management, LP

Corvex Management, LP is an investment firm headquartered in New York, New York that engages in value-based investing across the capital structure in situations with identifiable catalysts. Corvex was founded in March 2011 and follows an opportunistic approach to investing with a specific focus on equity investments, special situations and distressed securities largely in North America.

About Related Fund Management, LLC

Related Fund Management, LLC is an affiliate of Related Companies, one of the most prominent privately-owned real estate firms in the United States. Formed 40 years ago, Related is a fully-integrated, highly diversified industry leader with experience in virtually every aspect of development, acquisitions, management, finance, marketing and sales. Related’s existing portfolio of real estate assets, valued at over $15 billion, is made up of best-in-class mixed-use, residential, retail, office and affordable properties. For more information about Related Companies please visit www.related.com.

Copies of the detailed presentation are included in the 13D filing and available on EDGAR. Copies can also be obtained by contacting Rupal Doshi of Corvex at (212) 474-6750 or rdoshi@corvexcap.com or Joanna Rose of Related at (212) 801-3902 or jrose@related.com

2